[Sutherland Letterhead]

October 22, 2015

<u>Via Edgar</u>
Filing Desk
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

RE: Form 40-33 – Civil Action Document Filed on Behalf of Fifth Street Finance Corp. –
        File No. 814-00755

Ladies and Gentlemen:

        On behalf of Fifth Street Finance Corp. (the "Company"), enclosed herewith for filing, pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of the class action complaint filed by Lynn Waters-Cottrell, Individually and on Behalf of All Others Similarly Situated, Plaintiff vs. Fifth Street Finance Corp., Fifth Street Asset Management, Inc., Leonard M. Tannenbaum, Bernard D. Berman, Alexander C. Frank, Todd G. Owens, Ivelin M. Dimitrov, and Richard A. Petrocelli, Defendants in the United States District Court for the Southern District of Connecticut, involving the Company and certain officers, directors and related persons of the Company that has been delivered to the Company.

        If you have any questions regarding this submission, please do not hesitate to call Harry Pangas at (202) 303-0805 or me at (202) 383-0176.

                                        Sincerely,

                                        /s/ Steven B. Boehm

                                        Steven B. Boehm

Enclosure
cc: Todd G. Owens, Fifth Street Finance Corp.
        Kerry Acocella, Fifth Street Finance Corp.
        Harry Pangas, Sutherland Asbill & Brennan LLP

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF CONNECTICUT

LYNN WATERS-COTTRELL, Individually and on Behalf of All Others Similarly Situated,	: : :	Civil Action No.
Plaintiff,	: :	CLASS ACTION COMPLAINT
v.	: :	FOR VIOLATION OF THE FEDERAL SECURITIES LAWS
FIFTH STREET FINANCE CORP., FIFTH STREET ASSET MANAGEMENT, INC., LEONARD M. TANNENBAUM, BERNARD D. BERMAN, ALEXANDER C. FRANK, TODD G. OWENS, IVELIN M. DIMITROV, and RICHARD A. PETROCELLI,	: : : : : :	DEMAND FOR JURY TRIAL
Defendants.	: :	October 14, 2015

Plaintiff, Lynn Waters-Cottrell ("Plaintiff"), on behalf of herself and all others similarly

situated, alleges the following based upon personal knowledge as to plaintiff and her own acts,

and upon information and belief as to all other matters based on an investigation that included,

among other things, a review of U.S. Securities and Exchange Commission ("SEC") filings by

Fifth Street Finance Corp. ("FSC" or the "Company"), Fifth Street Asset Management, Inc.

("FSAM") (together with FSC and related entities, "Fifth Street"), media reports and analyst

reports about FSC. Plaintiff believes that substantial additional evidentiary support will exist for

the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1.   This is a securities class action on behalf of similarly situated persons or entities

that purchased FSC common stock between July 7, 2014 and February 6, 2015, inclusive (the

"Class Period"). Plaintiff is asserting claims under the Securities Exchange Act of 1934 (the

"1934 Act") and Rule 10b-5 promulgated thereunder.

2.   FSC is a publicly traded asset portfolio company within the Fifth Street family of companies. FSC lends to and invests in small and mid-sized companies in connection with investments by private equity sponsors with the stated goal of generating investment income, which is then paid out as dividends to FSC shareholders.

3.   FSAM is the asset manager and investment advisor for FSC. FSC primarily invests in illiquid assets and uses a form of fair value accounting that prevents investors and the market from being able to independently ascertain the credit quality and actual performance of the Company's investments, while allowing the Company to record investment income (thereby increasing fees paid to FSAM) even if that income is never collected. As of June 30, 2014, FSC provided about 90% of FSAM's assets under management, making it FSAM's primary revenue source. FSAM may increase the amount of fees it receives from FSC by borrowing money to make additional investments that increase the size of FSC's asset portfolio. FSC's gross portfolio assets principally determine the amount of fees paid by FSC to FSAM.

4.   During the Class Period, Defendants (defined below) engaged in a fraudulent scheme and course of business designed to artificially inflate FSC's assets and investment income in order to increase FSAM's revenue. Given that FSAM's revenues are tied directly to FSC's gross assets and recorded income, the more FSC's asset portfolio grew and the more income it recorded, the higher FSAM's revenue stream would appear as represented to investors. Thereafter, in October 2014, when FSAM was taken public by its owners – Defendant Tannenbaum and various of his associates – FSAM shares could be sold to the public at a higher price.

5.   To further their scheme, Defendants caused FSC to expand its investment portfolio throughout 2014, thereby increasing its total assets by 28% year-over-year to $2.7

billion while base incentive management fees paid by FSC to FSAM also mushroomed, growing

by over 40% in a single year to $86 million by fiscal year's end in September 30, 2014.

Defendants exploited FSAM's artificially inflated growth in income and a compound annual

growth rate ("CAGR") in management fee revenues of nearly 50% from June 30, 2013 to June

30, 2014 by including such information in FSAM's offering materials for its Initial Public

Offering ("FSAM IPO").

6.   Throughout the Class Period, Defendants concealed from the market the fact that

in their quest to inflate FSC's assets and investment income in order to increase FSAM's

revenues, FSC made increasingly risky, speculative investments at unsustainable leverage levels

and delayed writing down impaired investments. This was done not only to inflate the price of

FSC's stock but also to create the appearance of increasing revenues for FSAM, a company

whose future expected cash flows are tied directly to the long-term viability of FSC and its

business. All the while, Defendants needed to maintain the fiction of sustainable performance in

FSC's investment portfolio at least until after they could cash out in the FSAM IPO. In doing so,

Defendants actively concealed the deteriorating credit quality of FSC's portfolio. They delayed

the recognition of write-downs and investment losses until after the FSAM IPO had been

completed. Defendants further systematically overstated the income generated by FSC's

investments and the fair value of its portfolio.

7.   As planned, Defendant Tannenbaum and other owners of FSAM (including other

executive officers and/or directors at the Company) received tens of millions of dollars selling

their shares in the FSAM IPO, which secured gross cash proceeds in the offering alone of

approximately $100 million.

8.   On February 9, 2015, upon reporting its fiscal results for the quarter ended

December 31, 2014 - the same quarter in which defendants conducted the FSAM IPO — *FSC*

revealed that it had moved $106 million worth of investments to non-accrual status with an

additional $ 17 million likely to be designated non-accrual in the subsequent quarter. Taken

together this constituted about 5% of the Company's entire debt investment portfolio on a cost

basis. The Company also revealed that net investment income received by the Company had

decreased by 6% compared to the prior quarter, even though the total assets of FSC's investment

portfolio had continued to increase to nearly $3 billion by quarter end (an increase of over 42%

since the end of fiscal 2013). It was further disclosed that unrealized depreciation on the

Company's investments for the quarter had ballooned to $62 million (not including $13.1 million

reclassified as realized losses), and that its quarterly net realized losses were $17.6 million.

Finally, FSC announced that it would not pay any dividend that month, and that future

dividend payments would be cut by more than 30% from FSC's prior dividend practice as part

of a more "conservative" dividend policy, despite having announced a 10% dividend increase

only four months before taking FSAM public.

9.   Given that FCS's payment of a dividend was a key component of value for FSC

shareholders, Defendants' adverse announcement shocked the market. On February 9, 2014, the

price of FSC common stock fell by nearly 15%, falling $1.27 per share to close at $7.22 per

share, on volume of nearly 11 million shares. One analyst observed that FSC's management had

"forfeited virtually all credibility," and many analysts significantly dropped their price targets

and downgraded the stock as a result of the adverse news.

JURISDICTION AND VENUE

10.   The claims asserted in this Complaint arise under and pursuant to §§10(b) and

20(a) of the 1934 Act (15U.S.C. §§78j(b) and 78t(a)) and Rule 10b-5 (17C.F.R. §240.10b-5)

promulgated by the SEC. Jurisdiction is conferred by §27 of the 1934 Act (15 U.S.C. §78aa).

11.   Venue is proper pursuant §27 of the 1934 Act and 28 U.S.C. §1391(b) and (c).

Defendants FSC and FASM have their main offices in this District in Greenwich, Connecticut;

the Individual Defendants work in this District; the underlying acts and conduct complained of

herein occurred in this District; and the wrongful acts alleged, including the preparation and

dissemination of materially false and misleading statements, occurred in this District.

12.   In connection with the acts and misconduct alleged herein, Defendants, directly

and indirectly, used the means and instrumentalities of interstate commerce, including, but not

limited to, the United States mails, interstate telephone communications, and the facilities of the

national securities exchanges and markets.

PARTIES

13.   Plaintiff Lynn Waters-Cottrell, a resident of Plano, Collin County, Texas,

purchased FSC common stock during the Class Period, as set forth in the certification attached

hereto and incorporated by reference, and was damaged thereby.

14.   Defendant FSC is a specialty finance company managed by FSAM that lends to

and invests in small and mid-sized companies, primarily in connection with investments by

private equity sponsors. FSC has its main office at 777 West Putnam Avenue, 3rd Floor,

Greenwich, CT 06830. According to Fifth Street's website, the Company's investment objective

is "to maximize our portfolio's total return by generating current income from our debt

investments and capital appreciation from our equity investments. We strive to achieve this

objective by capitalizing on our existing relationships with private equity sponsors and

developing new partnerships."

15.   Defendant FSAM is an asset manager and the investment advisor for FSC and

various private Fifth Street funds. FSAM, like FSC, has its main office at 777 West Putnam

Avenue, 3rd Floor, Greenwich, CT 06830. Prior to and after its IPO, FSAM and its principals

operated through Fifth Street Management LLC. FSAM also serves as a general partner of an

affiliated entity, Fifth Street Holdings L.P. [All such affiliated entities, other than FSC, are

hereafter referred to collectively as FASM.] According to the Fifth Street website,

> Fifth Street Asset Management Inc. (NASDAQ:FSAM) is a nationally recognized
> credit-focused asset manager with over a 17-year track record focused on
> disciplined investing across multiple economic cycles. The firm has over $5
> billion of assets under management [as of June 30, 2015] across two public
> Business Development Companies (BDCs), Fifth Street Finance Corp.
> (NASDAQ:FSC) and Fifth Street Senior Floating Rate Corp. (NASDAQ:FSFR),
> as well as multiple private investment vehicles, including a hedge fund and
> structured credit funds.

> Fifth Street's award-winning platform provides custom-tailored financing
> solutions to small and mid-sized companies, primarily in connection with
> investments by private equity sponsors. Principally in the form of one-stop
> financings, first lien, second lien, mezzanine debt and equity co-investments, the
> Fifth Street platform has the ability to hold loans up to $250 million and structure
> and syndicate transactions up to $500 million.

16.   Defendant Leonard M. Tannenbaum founded Fifth Street in 1998. He served as

the chairman of the board of directors ("Chairman") of FSC until September 2014. He also

served as the Chief Executive Officer ("CEO") of FSC until January 2015. Defendant

Tannenbaum is also a principal of FSAM, and has been its Chairman and CEO since at least the

FSAM IPO.

17.   Defendant Bernard D. Berman ("Berman") has served as the Chairman of FSC since September 2014. He served as FSC's President until January 2015, as its Secretary until September 2014, and was a member of the board of directors prior to being appointed as the Company's Chairman. Defendant Berman is also a principal of FSAM and has been the Co-President, Chief Investment Officer ("CIO") and a director of FSAM since at least its IPO.

18.   Defendant Alexander C. Frank ("Frank") served as the Chief Financial Officer ("CFO") of FSC until July 2014. He is also a principal of FSAM and has served as its Chief Operating Officer ("COO") and CFO since at least the FSAM IPO.

19.   Defendant Todd G. Owens ("Owens") has served as a director of FSC since November 2014 and as its CEO since January 2015. Prior to that, he served as FSC's President from September 2014 until January 2015, and he has served as FSAM's Co-President since September 2014.

20.   Defendant Ivelin M. Dimitrov ("Dimitrov") has served as President of FSC since January 2015. He has served as a director of FSC at all times relevant to this case, and previously served as the CIO of FSC. Dimitrov is also a principal of FSAM and has served as FSAM's CIO since at least its IPO.

21.   Defendant Richard A. Petrocelli ("Petrocelli") served as the CFO of FSC from July 2014 until July 2015, during which time he was also an employee of FSAM.

22.   The Defendants identified in ¶¶16-21 are referred to herein as the "Individual Defendants."

23.   The Individual Defendants, because of their positions with Fifth Street, possessed the power and authority to control the contents of FSC's quarterly and annual reports, offering materials, press releases, and Company presentations. Because of their positions within Fifth

7

Street, and their access to material non-public information available to them but not to the public, the Individual Defendants knew that the adverse facts specified herein had not been disclosed to and were being concealed from the public and that the positive representations being made were thereby materially false and misleading. The Individual Defendants are liable for the false and misleading statements as pleaded herein.

24.   Other individuals who have held and continue to hold executive positions at FCS and FSAM, but who are not being identified as Defendants in this Complaint, include: (a) Steven M. Noreika ("Noreika") – the CFO of FSC since July 2015, who is also a principal of FSAM and has served as FSAM's Chief Accounting Officer ("CAO") since at least its IPO; and (b) David H. Harrison ("D. Harrison") – the Chief Compliance Officer ("CCO") of FSC, who also, at all times relevant to this Complaint, was an employee of FSAM and is now serving as an Executive Vice President and the Secretary of FSAM.

CLASS ACTION ALLEGATIONS

25.   Plaintiff brings this action as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure on behalf of all persons who purchased FSC common stock during the Class Period (the "Class"). Excluded from the Class are Defendants and their families, officers and directors of Fifth Street, members of their immediate families and their legal representatives, heirs, successors or assigns, and any entity in which Defendants have or had a controlling interest.

26.   The members of the Class are so numerous that joinder of all members is impracticable. FSC has 153.3 million shares of common stock outstanding, and thus is likely owned by hundreds if not thousands of persons.

27.   There are common questions of law and fact involved in this case, and that predominate over questions that may affect individual Class members. These include:

(a)   whether the 1934 Act was violated by Defendants;

(b)   whether Defendants omitted and/or misrepresented material facts;

(c)   whether Defendants' statements omitted material facts necessary to make the statements made, in light of the circumstances under which they were made, not misleading;

(d)   whether Defendants knew or deliberately disregarded that their statements were false and misleading;

(e)   whether the price of FSC common stock was artificially inflated; and

(f)   the extent of damage sustained by Class members and the appropriate measure of damages.

28.   Plaintiff's claims are typical of those of the Class because Plaintiff and the Class sustained damages from Defendants' wrongful conduct.

29.   Plaintiff will adequately protect the interests of the Class and has retained counsel experienced in class action securities litigation. Plaintiff has no interests which conflict with those of the Class.

30.   A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

SUBSTANTIVE ALLEGATIONS

Background

31.   Defendant Tannenbaum founded Fifth Street in 1998 as an asset management company specializing in raising funds from private investors and investing in small and mid-sized companies. Tannenbaum and his associates thereafter launched several investment funds

under the Fifth Street umbrella. In June 2008, FSC was the first of these funds taken public. As

of September 30, 2013, which was the end of FSC's 2013 fiscal year, its investment portfolio,

which totaled $2.1 billion in assets, held 99 investments, 86 of which were in operating

companies and 13 of which were in private equity funds.   Of these investments, 100% were

ranked in the top two tiers of the Company's internal investment rankings, meaning that all of

FSC's investments were performing within or above the Company's expectations. None were

identified as non-accruing.

32.   FSC, as a business development company ("BDC") governed by the Investment

Company Act of 1940, is subject to certain regulations, including limits on how much debt it

may incur and the prohibition of most affiliated transactions. The investment objective of FSC is

to maximize its portfolio returns by generating investment income, which is paid out as

dividends to its shareholders. Accordingly, the rate and amount of dividend payments are critical

factors in the market's valuation BDCs such as FSC, which must distribute at least 90% of its

taxable income to shareholders in the form of dividends to qualify as a BDC. And the reality is

that most BDCs distribute even more of their taxable income in order to avoid corporate taxation

as a regulated investment company. Not surprisingly, therefore, FSC stated in its 2013 Form 10-

K that it "intends to distribute between 90% and 100% of its taxable income and gains."

33.   FSC is managed by FSAM, an asset management company founded by defendant

Tannenbaum. FSAM is a registered investment advisor under the Investment Advisers Act of

1940. As FSC stated in its 2013 and 2014 Forms 10-K, FSAM "has a fiduciary duty to act solely

in the best interests" of FSC, and that FASM's investment mandate "is to maximize [FSC's]

portfolio's total return by generating current income from [FSC's] debt investments and capital

appreciation from [its] equity investments."

34.   FSAM earns fees from FSC for the provision of advisory and management

services. Under the terms of its investment advisory agreement with FSC, FSAM earns a base

management fee calculated at an annual rate of 2% of FSC's gross assets, including leveraged

assets and excluding any cash and cash equivalents. In addition, FSAM receives incentive fee

income pursuant to a complex formula tied to FSC's net investment income and other

performance factors. However, the bulk of FSAM's fees have been earned on the gross amount

of FSC's assets. In fiscal 2013, FSC paid nearly $36 million in base management fees to FSAM

compared to $28 million in incentive fees. At the same time, over 90% of FSAM's assets under

management resided in FSC, meaning that the Company was FSAM's primary source of

revenue.

35.   The flip side of this was that FSC's fee arrangement with FSAM could incentivize

FSAM to increase the amount of gross assets in FSC's portfolio even if the investments had high

risk of default, increased leverage or were speculative. As stated in the Company's 2013 Form

10-K:

> The incentive fee payable by us to our investment adviser may create an incentive
> for it to make investments on our behalf that are risky or more
> speculative than would be the case in the absence of such compensation
> arrangement, which could result in higher investment losses, particularly during
> cyclical economic downturns. The way in which the incentive fee payable to our
> investment adviser is determined, which is calculated separately in two
> components
> as a percentage of the income (subject to a hurdle rate) and as a percentage of the
> realized gain on invested capital, may encourage our investment adviser to use
> leverage to increase the return on our investments or otherwise manipulate our
> income so as to recognize income in quarters where the hurdle rate is exceeded.
> Under certain circumstances, the use of leverage may increase the likelihood of
> default, which would disfavor the holders of our common stock. …
>
> The fact that our base management fee is payable based upon our gross
> assets, which would include any borrowings for investment purposes, may
> encourage our investment adviser to use leverage to make additional investments.
> Under certain circumstances, the use of increased leverage may increase the

likelihood of default, which would disfavor holders of our common stock.

36.   Nevertheless, before and during the Class Period, FSC repeatedly emphasized to investors and the market its purportedly conservative investment approach, rigorous underwriting standards, strong credit protections and other investment safeguards as core elements of its investment policy. As of September 30, 2013, FSC stated that it had a relatively low debt-to-equity ratio of only 0.34x (excluding debentures issued by its small business investment company subsidiaries).

37.   Because FSC invests primarily in illiquid securities including debt and equity investments of privately held small and mid-sized companies for which limited public information exists, the market is especially reliant on the manner in which FSC describes and values its investments. In this regard, the market was forced and expected to rely on the Company's truthfulness and credibility when it represented that all of its investments were "*recorded at fair value as determined in good faith by [its] Board of Directors*."

38.   In fact, however, it appears that FSC used an aggressive form of fair value accounting by which it recognized income before the income was actually paid to the Company. FSC did this in a variety of ways, including by recognizing original issue discounts ("OID") accruals, accruals on contingent payment debt instruments, or payment-in-kind ("PIK") interest provisions as income even though such income may never actually be paid to the Company. This would allow FSC to defer the recognition of losses and loan write-downs until later in the life of the loan and to conceal poor loan performance. Moreover, as stated in FSC's 2013 Form 10-K, FSAM generates fees off of accrued interest income, and pays this income out to shareholders in the form of dividends, *even if this income is never received by the Company.*

39.   FSC also appears to have "front loaded" its recognition of loan origination fee

income, recognizing the entirety of the fee income in the quarter in which the loan is originated.

This also meant that unless FSC continuously originated new investments, it would not maintain

its fee income levels quarter to quarter.

40.   Defendant Tannenbaum essentially admitted, after the end of the Class Period,

how difficult it is for outsiders to analyze portfolios of BDCs such as FSC, stating in an April

2015 *Bloomberg Business* interview, "that the complexity and sheer number of investments

make it unlikely that busy Wall Street analysts - let alone retail investors - can analyze all of a

BDCs holdings."

Fraudulent Scheme and Course of Conduct

41.   Throughout FSC's fiscal 2014, Defendants embarked on a fraudulent scheme and

course of business designed to artificially inflate the value of FSC's investments, overstate its

income and revenues from operations, and conceal deterioration in the quality of its investments

and risk profile – all in an effort to inflate the market price of FSC stock and increase the size of

FSAM's anticipated IPO, through which Tannenbaum and his affiliates would gain tens of

millions of dollars.

42.   Because FSAM is an investment management company with its revenues

determined by the amount of assets it manages and investment income it generates, the greater

the amount of FSC's assets and investment income, the higher the price defendant Tannenbaum

and other FSAM principals could receive for their offer of FSAM shares to the public. Despite

Defendants' assurances that they were operating a conservative investment portfolio designed to

mitigate losses and to increase the Company's net investment income, FSC took on ballooning

debt in order to make ever more speculative and risky investments. In addition, Defendants

artificially inflated the Company's income and deferred the recognition of loan losses and the

deteriorating quality of FSC's investments until after the FSAM IPO had been completed and

FSAM's principals could cash out. Defendants thus provided false and misleading assessments

of FSC's portfolio's performance and business trends, including by increasing FSC's dividend

payments by 10% in July 2014, even though they knew or surely had reason to know that such

payments were not sustainable and were not reasonably supportable by FSC's investment

performance or expected performance.

43.   Three investments by FSC in particular illustrate the Defendants' scheme. The

investments were in TransTrade Operators, Inc. ("TransTrade"), Phoenix Brands Merger Sub

LLC ("Phoenix") and JTC Education, Inc. ("JTC"). The combined annual investment income

for these three investments, as reported, was approximately $8.8 million in fiscal 2014, or

approximately $2.2 million per quarter, which represented approximately 6.8% of FSC's

reported net investment income for the quarter ended June 30, 2014, and approximately 6.3% of

the Company's net investment income for the quarter ended September 30, 2014. However,

these three investments were all belatedly placed on non-accrual status and written down during

FSC's first fiscal quarter of 2015 (ended December 31, 2014), *after the FSAM IPO had been*

completed.

44.   Throughout 2014, FSC stated that these investments met or exceeded expectations

and that none were in non-accrual status. However, FSC and its board took various actions

during 2014, pursuant to which the Company increased its fair value statements and accrued

investment income while it deferred receiving loan payments. The Company's board also

authorized significant incremental write-downs in the fair values of certain of these investments

throughout the year which concealed the magnitude of the investments' impairments, or, in the

case of Phoenix, actually increased the investment's fair value soon before the write-down.

Unlike the Company's public investors, Defendants were in a position to closely monitor the

performance of these investments, the underlying companies' abilities to make timely payments

on these loans, the companies' weaker cash flows, the increased risks of non-payment or default

on their loans, and in some cases the companies' non-payment of their loans altogether.

45.   The investments also implicated conflicts with related entities. FSC listed

TransTrade, a transportation and logistics company, as a "Control Investment," which meant that

the Company owned more than 25% of TransTrade's voting securities or maintained greater than

50% of its board representation. Moreover, although the investment was performing poorly,

FCS entered into a series of restructurings through which FSC propped up the fair value of its

TransTrade investment, and it was only after the FSAM IPO was completed that FSC disclosed

in connection with the release of its results in for the first quarter of 2015 (ended December

31,2014), TransTrade's non-accrual status, along with other investments, and wrote down the

fair value of TransTrade's term loan to 57% of cost, among other metrics.

46.   FSC also substantially reorganized the terms of a loan it had provided to Phoenix,

a household products company, early in its fiscal 2014. In this regard, FSC initiated a series of

loan modifications, often increasing the loan payment rates to higher levels, but deferring into

the future cash payments due on the loan. These changes misleadingly suggested to investors

that Phoenix's cash flows were sufficiently strong and the risk of non-payment was sufficiently

reduced, and that FSC would ultimately collect on the more substantial accrued interest

payments. However, in a complete reversal of its earlier statements and after the FSAM IPO had

been completed, FSC placed its Phoenix term loan investment on non-accrual status and

15

decreased its fair value to 63% of cost (from $31.4 million to $19.9 million), in reporting its first

quarter 2015 results.

47.   FSC's investment in JTC similarly suffered substantial impairments that were not

disclosed until after the FSAM IPO. Throughout fiscal 2014, FSC reported relatively stable

principal, cost, and fair value amounts on its JTC investment of about $14.5 million, $14.4

million, and 14.5 million, respectively. Only after the FSAM IPO had been completed, in

reporting first fiscal quarter 2015 results, did FSC disclose that the principal balance on the JTC

term loan had increased by $1.3 million to $ 15.8 million, and that the loan had been placed on

non-accrual status. The Company also decreased its fair value to 88% of cost (from $14.4

million to $12.7 million).

48.   FSC concealed impairments in all three of these investments throughout 2014 in

order to maintain its credibility in the market pertaining to the Company's underwriting

practices, fair value processes, its reporting of investment income, and its portfolio credit quality.

In the first six months of FSC's fiscal 2014, the Company reported an increase in its assets from

$2.1 billion to $2.8 billion. The Company reported that 99.5% of its investments were

performing at or above expectations and that it had no investments in non-accrual status as of

March 31, 2014. The Company also represented, in SEC filings and investor presentations, that

it maintained a "high quality portfolio" with a "conservative" investment policy and ample

protections to minimize the risk of any investment losses and maximize the Company's net

investment income. For example, in a February 6, 2014 earnings conference call with investors,

Defendant Tannenbaum stated:

The credit performance of the portfolio is strong, and we reported three quarters in a row with no loans non-accrual. This excellent credit performance is a result of our Deep bench of the experienced underwriters and portfolio managers and our multi-million dollar investment systems.

Our overall portfolio remains healthy, as borrowers are benefiting from a modestly growing economy and support from the private equity sponsors.

Similarly, in a May 8, 2014 earnings conference call, Defendant Frank stated that the Company was "very conservatively positioned relative to [its] peers," that it had "strong" portfolio credit quality, and that 99.5% of the Company's investments were performing at or above expectations while none "had stopped accruing income."

49.   Throughout this time period, FSC also emphasized that it would pursue a sustainable dividend policy - then set at a $1.00 annualized run rate that was consistent with FSC's net investment income. In an earnings conference call with investors on November 26, 2013, Defendant Tannenbaum stated:

We understand that setting a dividend consistent with net investment income is important to our equity investors, our debt investors, as well as the rating agencies to maintain and perhaps improve our investment grade rating. We believe our net investment income per share in fiscal-year 2014 should meet or exceed $1.00 per share annual dividend rate.

The Board of Directors' decision to realign the dividend at the current level is a reflection of the market environment and the high quality of the portfolio. In short, we believe the realignment to the dividend is the right thing for our shareholders in the short and long-term, and here at Fifth Street, we are committed to ensuring FSC's long-term success, which will, in turn, be beneficial to our shareholders. …

I think we could actually run lower than target leverage and earn our $1.00, but *the idea is not to cut the dividend twice, right. The idea is to get the dividend to a number that you can meet or exceed....*

50.   On May 5, 2014, FSC issued a press release announcing that its rating outlook had been revised upward by Standard & Poor's Rating Services from "stable" to "positive." In the release, Defendant Tannenbaum stated that the credit upgrade was a result of FSC's "credit

risk management, profitability and sound operational management," and that the Company was

ideal for "risk averse" investors looking for a "stable income stream":

> The improvement in our outlook highlights FSC's high quality portfolio as well as the strength of Fifth Street's origination and underwriting platform, which is a key differentiator from many of our peers. ***We believe that investing in FSC stock provides a unique opportunity for risk averse investors who seek a diversified portfolio of assets and are looking for a stable income stream.***

51.   On May 7, 2014, FSC issued a press release announcing that it had entered into a

joint partnership with Trinity Universal Insurance Company ("Trinity"), a subsidiary of Kemper

Corporation, to create Senior Loan Fund JV 1, LLC ("SLF JV 1"). The press release stated that

FSC would be committing $87.5 million in assets to SLF JV 1, while $12.5 million would come

from Trinity and up to $200 million in additional financing would be sought from third parties.

52.   On July 2, 2014, FSC issued a press release entitled "[FSC] Expects [SLF JY 1]

to Generate a Mid-Teens Return," which was also filed on a Form 8-K. The release stated that

$101.5 million of leverage for the facility had been provided by a New York branch of Deutsche

Bank AG with $55 million in equity coming from FSC and Trinity, with the partners

contributing 87.5% and 12.5% of this amount, respectively. Defendant Tannenbaum was quoted

in the release as stating:

"'Funding the initial portfolio and continuing to ramp SLF JV 1 should generate a mid-teens

return on our investment and is a key component in driving future earnings growth.'"

53.   The statements referenced above remained alive and uncorrected throughout the

Class Period.

Materially False and Misleading Statements Issued During the Class Period

54.   The Class Period begins on July 7, 2014. On that date, FSC issued a press release

announcing an increase of its monthly dividends by 10% to $0.0917 per share for September

through November 2014, which was also filed on Form 8-K. Notably, the FSAM IPO would

take place during this period of higher FSC dividend payments. The press release stated that the

reason for the dividend increase was the "confidence" the Company had in its future revenue

streams, including investment income from the newly launched SLF JV1 fund. Defendant

Tannenbaum commented on the release, stating in pertinent part as follows:

> "At FSC, we are executing on strategic initiatives intended to drive future
> earnings growth, including the timely funding of an initial portfolio in SLF JV 1,
> a joint venture between FSC and a subsidiary of Kemper Corporation. ***Continuing
> to fund additional investments in SLF JV 1 along with potentially completing
> and expanding other similar joint ventures have provided our Board of
> Directors with confidence in making its most recent dividend declaration. As a
> result, we are pleased to announce a 10% increase in our monthly dividend to
> an annualized run rate of $1.10per share beginning in September 2014....***"

55.   On July 7, 2014, an analyst at J.P. Morgan issued an investor "alert" discussing

the dividend increase. The analyst report noted that dividend coverage ***was "key" for investors***

and that the increase indicated that FSC's "initiatives are working." The report stated in pertinent

part as follows:

> **Focus on dividend coverage is key....**
>
> **Dividend increase is positive indicator that initiatives are working.** Given
> FSC's focus on dividend coverage and their diversified investment efforts to
> boost Nil, we view an increase in the dividend as an indication that those efforts
> are bearing fruit, although the details are limited at this time.

Several other analysts reported having similar reactions. For instance, an analyst at UBS issued

a report on July 7, 2014 entitled "10% Dividend Increase Reflects Successful Plan Execution,

Portfolio Yield Inflection."

56.   The statements above were materially false and misleading at the time they were

made, and omitted material information required to be disclosed, because they failed to disclose

the following adverse information that was known to Defendants or recklessly disregarded by them:

(a)   that FSC had artificially inflated the value of assets in its portfolio and its income from operations by failing to properly account for the non-performance of certain loans in its portfolio, including its investments in TransTrade, Phoenix and JTC; and

(b)   that FSC's net investment income could not cover the 10% dividend increase and that the dividend increase was not sustainable and had no reasonable basis.

57.   On July 10, 2014, FSC announced that it had commenced a public offering of 13,250,000 shares of its common stock (the "Secondary Offering"). FSC stated that the proceeds of the Secondary Offering would be used to repay debt outstanding so that the Company could borrow additional money to make more investments pursuant to its investment objective.

58.   On July 11, 2014, FSC filed a prospectus supplement to a prospectus and registration statement declared effective on February 11, 2014 for the Secondary Offering (collectively, the "Secondary Offering Registration Statement"), which were signed by Defendants Tannenbaum, Frank and Berman, among others. The Secondary Offering Registration Statement stated that FSC was "currently focusing our origination efforts on a prudent mix of first lien, second lien and subordinated loans which we believe will provide superior risk-adjusted returns while maintaining adequate credit protection." It also stated that the Company "only intend[s] to use leverage if the expected returns from borrowing to make investments will exceed the cost of such borrowing," and provided a debt-to-equity ratio of 0.84x (excluding SBIC debt) as of March 31, 2014. The Secondary Offering Registration Statement continued by stating that the Company's deal pipeline remained "robust" with "high quality transactions," and confirmed FSC's commitment to "remain cautious in selecting new

investment opportunities" and "only deploy capital in deals which we believe are consistent with our disciplined philosophy of pursuing superior risk-adjusted returns."

59.   The Secondary Offering Registration Statement also discussed FSC's "conservative" approach to structuring debt investments, "disciplined" underwriting processes, and other "strong protections" as key components of the Company's business strategy in meeting its investment objective, stating in pertinent part:

> Our investment adviser has developed an extensive network of relationships with private equity sponsors that invest in small and mid-sized companies. We believe that the strength of these relationships is due to a common investment philosophy, a consistent market focus, *a rigorous approach to diligence* and a reputation for delivering on commitments. . . .
>
> Employ *disciplined underwriting policies and rigorous portfolio management*. Our investment adviser has developed an extensive underwriting process which includes a review of the prospects, competitive position, financial performance and industry dynamics of each potential portfolio company. In addition, *we perform substantial diligence on potential investments,* and seek to invest alongside private equity sponsors who have proven capabilities in building value. As part of the monitoring process, *our investment adviser will analyze monthly and quarterly financial statements versus the previous periods and year*, review financial projections, compliance certificates and covenants, meet with management and attend board meetings.
>
> Structure our debt investments to minimize risk of loss and achieve attractive risk-adjusted returns. We structure our debt investments *on a conservative basis* with high cash yields, cash origination fees, low leverage levels and strong investment protections, including prepayment fees.... *Our debt investments have strong protections*, including default penalties, information rights, board observation rights, and affirmative, negative and financial covenants, such as lien protection and prohibitions against change of control. . . .

60.   The Secondary Offering Registration Statement also stated that FSC had instituted "strong corporate governance practices" designed to "manage and mitigate conflicts of interest," that FSAM would act "solely in the best interests" of FSC, that FSC and FSAM had adopted strict codes of ethics, and that they had "written policies and procedures reasonably designed to prevent violation of the federal securities laws."

61.   The Secondary Offering Registration Statement further discussed FSC's financial condition and results of operations, stating that FSC's net investment income had increased by over 26% (or $14.6 million) over the six-month period ended March 31, 2014 as compared to the same period in 2013, and estimated that FSC's net investment income would be between $0.24 and $0.26 per share for the quarter ended June 30, 2014 (which was consistent with the declared dividend for that quarter). The Secondary Offering Registration Statement also stated that FSC's total income had increased by more than 34% in the six months since September 30, 2013, to $143.4 million, while the fair value of the Company's total investments had increased by over 41 % during this time frame to $2.68 billion. In addition, it stated that 99.5% of FSC's investments were performing at or above expectations, with no investments on non-accrual status as of March 31, 2014. The Secondary Offering Registration Statement also reaffirmed the Company's declared monthly dividend of $0.0917 for September through November 2014.

62.   The statements above were materially false and misleading at the time they were made, and omitted material information required to be disclosed, because they failed to disclose the following adverse information that was known to defendants or recklessly disregarded by them:

(a)   that FSC had artificially inflated the value of assets in its portfolio and its income from operations by failing to properly account for the non-performance of certain loans in its portfolio, including its investments in TransTrade, Phoenix and JTC;

(b)   that certain of the Company's investments, including at least one "Control Investment," underwritten by the Company had already failed to perform as expected;

(c)   that the Company had not covered its dividend payments for the June 2014 quarter as stated;

(d)   that FSC was not structuring conservative debt investments subject to

rigorous due diligence and strong creditor protections, but was in the process of rapidly

expanding its investment portfolio through leverage into speculative, high-risk investments and

delaying writing down impaired investments in order to increase FSC's investment income in the

short-term so as to benefit the principals of FSAM;

(e)   that FSC's net investment income could not cover the 10% dividend

increase and that the dividend increase was not sustainable and had no reasonable basis; and

(f)   that FSAM was not investing in FSC's "best interests" or in accord with

its fiduciary duties to the Company, but in order to enrich its principals at the Company's

expense contrary to FSC's stated investment objective.

63.   In addition, the Secondary Offering Registration Statement misleadingly

presented several contingencies as investment "risks" when in fact such risks had already come

to fruition as part of a deliberate scheme to artificially inflate the value of FSC's assets and its

income from operations. Instead of disclosing the truth, the Secondary Offering Registration

Statement misleadingly maintained that FSAM was investing in FSC's best interests and

committed to prudent risk management and robust underwriting policies designed to increase

FSC's investment income over the long-term and minimize investment losses.

64.   Item 303 of SEC Regulation 62. S-K, 17 C.F.R. §229.303 ("Item 303"), required

the Secondary Offering Registration Statement to describe "any known trends or uncertainties

that have had or that the registrant reasonably expects will have a material favorable or

unfavorable impact on net sales or revenues or income from continuing operations." 17 C.F.R.

§229.303(a)(3)(ii). The regulation also required the Secondary Offering Registration Statement

to disclose events that FSC knew would "cause a material change in the relationship between

costs and revenues" and "any unusual or infrequent events or transactions or any significant

economic changes that materially affected the amount of reported income from continuing

operations and, in each case, indicate the extent to which income was so affected." 17 C.F.R.

§299.303(a)(3)(i), (ii).

65.   Defendants violated Item 303 by failing to disclose in the Secondary Offering

Registration Statement that TransTrade, Phoenix and JTC were non-performing loans as of the

date of the Secondary Offering, as the underperformance of these loans were events and

uncertainties that would (and did) have a materially adverse impact on FSC's revenues and

income from operations.

66.   On July 11, 2014, FSC announced the Secondary Offering had been priced at

$9.95 per share, for total gross proceeds of $ 131.8 million for the Company.

67.   On July 23, 2014, FSC issued a press release announcing that Defendant

Petrocelli had replaced Defendant Frank as CFO of FSC, but that Frank would remain as COO of

FSAM.

68.   On August 7, 2014, FSC issued a press release announcing its results for the third

fiscal quarter ended June 30, 2014. The release stated that the Company's portfolio had

increased to 125 investments, 99.8% of which the Company stated were performing at or above

expectations and only a single investment (valued at $6.2 million) had been placed on non-

accrual. The release further stated that the fair value of FSC's investment portfolio was $2.6

billion, generating $74.3 million in investment income during the quarter. The release reported

that FSC's net investment income was $34.7 million, sufficient to cover the quarterly dividend,

while the Company's debt-to-equity ratio was 0.82x (excluding SBIC debt) at quarter end, which

was within the "low end" of FSC's target range of 0.6x to 0.8x that had been set in early July.

Defendant Tannenbaum was quoted in the release as highlighting a "'robust [deal] pipeline'" that

would allow FSC to grow its portfolio in the third and fourth quarter of fiscal 2014, stating in

pertinent part as follows:

> "We are pleased to report solid June quarterly results. We experienced several
> prepayments in early July including our largest investment, Desert NDT. ***This,***
> ***combined with our successful equity capital raise, provides significant dry***
> ***powder for the third and fourth calendar quarters. Our earnings should also***
> ***benefit from continuing to fund and grow our new JV entity and from having a***
> ***more robust pipeline for the remainder of the calendar year....***"

The earnings results were also filed on Form 10-Q that same day and signed by Defendants

Tannenbaum and Petrocelli. Defendants Tannenbaum and Petrocelli certified that the Form 10-Q

was true and accurate in all material respects and that the Company had effective internal

controls over financial reporting.

69.   FSC also held a conference call with analysts and investors on August 7, 2014, to

discuss FSC's fiscal results for third quarter 2014. On the call, Defendant Tannenbaum

expressed "confidence" that FSC would generate investment income sufficient to cover the

increased dividend going forward, stating in pertinent part as follows:

> We are pleased to report June quarterly results of $0.25 per share of net
> investment income, which covered the dividends for the June quarter of $0.25 per
> share. This is the third quarter in a row where our net investment income per share
> has met our dividend. …
>
> In early July, our Board of Directors declared a 10% increase in our monthly
> dividend from 8.33 cents to 9.17 cents per share, beginning in September 2014.
> The new dividend represents $1.10 annualized run rate and over an 11 % yield on
> the current stock price.
>
> ***The Board's confidence and our improved earnings power is primarily due to***
> ***funding investment in Senior Loan Fund Joint Venture 1, or SLFJV1, which***
> ***should lead to growth in investment income.*** We are working on ramping and
> expanding this JV and forming similar partnerships, because we have ample
> capacity relative to the 30% regulatory cap on non-qualifying assets. …

Defendant Tannenbaum further stated on the call:

> *We are confident in the outlook for potential future earnings growth later in the calendar year, based on solid performance in our primarily senior secured portfolio.* We look forward to providing updates as we make further progress on our multiple initiatives to improve net investment income, including growing SLF JY 1, and potentially other similar entities.

70.   During the conference call, Defendant Petrocelli represented that FSC had maintained a "high quality" investment portfolio that was relatively "conservative" as compared to its peers, stating in pertinent part as follows:

> Through our relationships with select private equity sponsors, *we have been able to source, underwrite, and structure a diverse portfolio of high-quality, primarily senior secured loans with a low amount of PIK income.* …
>
> *The credit quality of the portfolio remains strong,* with the exception of one security previously categorized as an investment ranking 3, which accounted for approximately two thirds of the overall portfolio net unrealized loss of $13.7 million. This investment has a remaining fair value of approximately $6.2 million, or just 0.2% of the total portfolio.
>
> *We believe we are conservatively positioned relative to our peers with over 94% of the portfolio by fair value consisting of debt investments, 82% of the portfolio invested in senior secured loans, 72% of the debt portfolio consisting of floating rate securities, and no CLO equity at quarter end.* The investment portfolio continues to be very well diversified by industry, sponsor, and individual company. …

Defendant Petrocelli further stated on the call:

> *The credit profile of the investment portfolio continues to be strong at 99.8% of the portfolio.* At fair value, it was ranked in the highest 1 and 2 categories.

71.   On the call, an analyst questioned whether FSC's recently announced dividend increase was sustainable, particularly in light of the one-off repayments that occurred during the quarter and the increase in shares as a result of the Secondary Offering. In response Defendant Tannenbaum reiterated that the Company had "visibility" into repayments and the dividend increase was in-line with FSC's future expected earnings, as follows:

[Q (Analyst):] So can you walk us through the logic of taking up the dividend, given you knew you had a big repayment, and the SLF investment alone isn't enough to cover the incremental dividend of the shares raised?

[A (Tannenbaum):] I think there's a lot of confusion in the statement you just made. And to go through it now is a very long time. So we're happy to go through it, however, the reason we did an equity raise is pretty simple. We entered the quarter slightly above the high end of our target range, which I really don't remember being in. The reason we were so highly levered is because we knew Desert NDT would repay. When Desert NDT repaid, which happened very quickly after the end of the quarter, because we were noticed by these private equity firms. Our private equity firms are our partners. 95% of our deals come from private equity. *So we have some good visibility into repayments and when we expect repayments.*

When the leverage drops back into the target range, very soon after the quarter, they're still in the target range. So it's still levered all the way through. The equity raise did not, as opposed to past equity raises which took us substantially below the bottom end of the target range, this took us slightly below the bottom end of the target range, and it is necessary going into the final quarter of the year.

As I've said repeatedly, our busiest quarter is calendar fourth quarter. And we are a 95% private equity sponsor business. We will have money for our private equity sponsors when they need it in regards to the busiest quarter of the year.

And fortunately, since we accomplished the equity raise, and are able to fund the SLF, and we believe we can expand it, we have capacity to satisfy our sponsor relationships through this year.

72.   The statements above were materially false and misleading at the time they were made, and omitted material information required to be disclosed, because they failed to disclose the following adverse information that was known to Defendants or recklessly disregarded by them:

(a)   that the Company had artificially inflated the fair value of its investments, including tens of millions of dollars of its investments that were at risk of default or had already failed to meet their obligations under their loan terms, including the Company's total investments

as of June 30, 2014 in Phoenix (valued at $35.4 million at quarter end), TransTrade (valued at

$11.3 million at quarter end) and JTC (valued at $14.8 million at quarter end);

        (b)   that the Company had understated the number of loans performing below

expectations and/or were in non-accrual;

        (c)   that the Company had overstated its net investment income for the quarter

by as much as $2.2 million, and thus had not covered its dividend payments for the quarter as

stated;

        (d)   that FSC's net investment income could not cover the 10% dividend

increase and that the dividend increase had no reasonable basis;

        (e)   that FSC was not structuring conservative debt investments subject to

rigorous due diligence and strong creditor protections, but was in the process of rapidly

expanding its investment portfolio through leverage into speculative, high-risk investments and

delaying writing down impaired investments; and

        (f)   that FSAM was not investing in FSC's "best interests" or in accord with

its fiduciary duties to the Company, but in order to enrich its principals at the Company's

expense contrary to FSC's stated investment objective.

        73.   On August 20, 2014, FSAM issued a press release announcing that its Head of

Investor Relations would be leaving the Company.

        74.   On September 8, 2014, FSAM issued a press release announcing that Defendant

Owens (a former Goldman Sachs partner involved in FSC's 2008 initial public offering and a

subsequent advisor to Fifth Street) had been appointed as Co-President of FSAM and a member

of its management committee. That same day, FSAM filed a registration statement for its IPO on

Form S-l.

75.   On September 12, 2014, FSAM issued a press release announcing that Defendant

Owens had also been appointed President of FSC, and Defendant Berman (a member of FSAM's

investment committee) had been appointed Chairman of FSC's board, replacing Defendant

Tannenbaum. The release stated that Tannenbaum would remain as CEO and a director of FSC.

76.   On October 8, 2014, FSC issued a press release announcing that its commitment

to SLF JV1 had doubled, from $87.5 million to $175 million. The release stated that FSAM had

used SLF JV1 to invest $179 million by issuing loans to 20 portfolio companies through

FSAM's origination platform.

77.   On October 10, 2014, *International Business Times* published an article on

FSAM's proposed IPO, entitled "*Fifth Street's Leonard Tannenbaum to Become One of the*

World's Youngest Billionaires." The article detailed how Tannenbaum stood to receive over $1

billion in FSAM's IPO, stating in pertinent part:

> At 43-years-old Leonard M. Tannenbaum, the founder and chief executive officer
> of Fifth Street Asset Management, is set to become one of the world's youngest
> billionaires if the company prices its initial public offering at the top of its range.
>
> According to Bloomberg, Fifth Street is slated to sell some 8 million shares when
> it floats on the Nasdaq for as much as $26 per share, which would value
> Tannenbaum's stake at over $lbn (£623m, €789m).
>
> Tannenbaum founded the alternative asset manager, which has $5.6bn under
> management, in 1998.
>
> He received a $22.5m paycheck in 2013. …

78.   On October 22, 2014, FSAM announced that it was temporarily withdrawing its

planned IPO, purportedly due to "market conditions and continued volatility for new issuers in

the equity markets."

79.   On October 28, 2014, FSAM filed its amended registration statement on Form S-

l/a for the sale of 6 million Class A common shares to the public (the "FSAM IPO Registration

Statement"), which was declared effective on October 29, 2014. As explained in the FSAM IPO

Registration Statement, the FSAM IPO would allow Defendant Tannenbaum and his associates

to cash out of for tens of millions of dollars. None of the proceeds were to be retained by FSAM,

but rather used by FSAM to purchase ownership interests, called "Holdings LP Interests," from

the principals of FSAM. According to the FSAM IPO Registration Statement, the principals of

FSAM would be issued more than 42.8 million shares of Class B common stock and an equal

number of Holdings LP Interests (with an estimated 40.2 million and 2.6 million Holdings LP

Interests to be held by Defendants Tannenbaum and Berman, respectively, following the FSAM

IPO).

80.   Although the Class B common stock held no economic rights, it entitled holders

to five votes per share (as opposed to one vote per share for the Class A common stock), which

would give insiders approximately 97.3% of the combined voting power of FSAM. In addition,

the Holding LP Interests could be exchanged on a one-to-one basis for shares of Class A

common stock two years after the offering. The FSAM IPO Registration Statement further stated

that 7.5 million shares of Class A common stock had been reserved for issuance under FSAM's

2014 Omnibus Incentive Plan. Consequently, several of the Individual Defendants stood to reap

more than $100 million combined in immediate gross proceeds from the FSAM IPO, in addition

to ownership interests worth hundreds of millions of dollars.

81.   The FSAM IPO Registration Statement highlighted the marked growth in assets

under FSAM's management during the prior year, primarily due to the growth of FSC's

investment portfolio.   This had allowed FSAM to dramatically increase its fees in the lead up to

the FSAM IPO. For example, the FSAM IPO Registration Statement stated that a "Key

Competitive Strength[]" of FSAM was its "Strong Growth in Assets Under Management,

Revenues and Earnings," which the Registration Statement described as the result of FSAM's "outstanding performance." The FSAM IPO Registration Statement stated in pertinent part as follows:

> ***From December 31, 2010 to June 30, 2014, our AUM has increased by a compound annual growth rate, or CAGR, of 52.7%.*** We have increased AUM by organically growing our existing funds and developing profitable new funds and strategies. From our inception we have generated outstanding performance for each asset class and fund we have advised. ***This performance has helped drive growth in our AUM, and as we have grown our AUM, our revenues have also increased in a consistent manner. From 2010 to 2013, management fee revenues increased by a CAGR of 40.2%.***

According to the FSAM IPO Registration Statement, ***FSC's assets under management had increased to more than $4.2 billion by June 30, 2014.*** FSC's assets comprised more than 92% of FSAM's assets under management. As a result, the FSAM IPO Registration Statement stated that FSAM's management fees had increased from about $30 million in the first six months of calendar 2013, to about $45 million during the first six months of 2014, ***an increase of nearly 50% in a single year.***

82. On October 29, 2014, FSAM announced the pricing of its IPO at $17 per share. At this offering price, Defendant Tannenbaum and his associates stood to receive over $100 million in gross proceeds, while several of the Individual Defendants would also receive ownership interests in FSAM worth hundreds of millions of dollars. At the IPO price of $17 per share, Defendant Tannenbaum's ownership interest was valued at over $683 million, Defendant Herman's ownership interest was valued at over $44 million, Defendant Dimitrov's ownership interest was valued at $9 million, and Defendant Frank's ownership interest was valued at $ 1.8 million.

83. *Bloomberg Business* published an article about the FSAM IPO entitled "Fifth Street Tries Again With Scaled Back IPO." The article stated in pertinent part:

Fifth Street Asset Management Inc., which pulled its initial public offering a week ago as stock markets tumbled, filed for the sale again with a target that's half what it originally sought.

The company, which was initially scheduled to price its IPO on Oct. 21, said the next day that it was scrapping the deal and that it would withdraw its registration statement. Signaling a recovery in demand, the asset manager amended its original filing yesterday to seek $102 million, offering 6 million shares at $17 apiece. …

Leonard M. Tannenbaum, the founder and chief executive officer of Fifth Street, was set to become one of the world's youngest billionaires at the original price range. **With yesterday's haircut, his stake is worth about $683.5 million, according to the company's prospectus.**

84.   On November 4, 2014, FSAM announced the closing of its IPO at $17 per share, which had generated $102 million in gross proceeds. In addition, the underwriters were given a 30-day option to purchase up to an additional 900,000 shares of FSAM stock worth $15.3 million at the $17 per share offering price.

85.   On November 26, 2014, FSC issued a press release announcing that Defendant Owens had been appointed to the FSC board, in addition to serving as President of FSC and Co-President of FSAM.

86.   That same day, FSC issued a separate press release entitled *"[FSC] Declares Consistent Monthly Dividend of 9.17 Cents Per Share."* The press release stated that the board had approved additional monthly dividends at the higher $0.0917 per share amount through January 2015, and that "[t]he dividend represents an annualized run rate of $1.10 per share."

87.   On December 1, 2014, FSC issued a press release announcing its results for the fourth fiscal quarter and year ended September 30, 2014. The release stated that the Company's portfolio had 124 investments at quarter end, 99.7% of which the Company stated were performing at or above expectations while only a single investment had been placed on non-accrual, which indicated the Company had not experienced any deterioration in its portfolio since

the end of the prior quarter. The release further stated that the fair value of FSC's investment

portfolio was $2.4 billion at quarter end, generating $76.2 million in investment income during

the quarter. In addition, the release stated that FSC's quarterly net investment income was $37.5

million, which was an increase from the prior quarter but slightly (less than $0.01 per share)

below the quarter's declared dividends. The release also stated that FSC's debt-to-equity ratio

was 0.63x (excluding SBIC debt) at quarter end, near the low end of FSC's target range of 0.6x

to 0.8x. Defendant Tannenbaum was quoted in the release as stating that Fifth Street's direct

origination platform continued to generate investment opportunities with attractive risk-adjusted

returns.

88.   FSC filed its financial results for the quarter and year ended September 30, 2014

on a Form 10-K (the "2014 Form 10-K"), which was signed by Defendants Tannenbaum,

Petrocelli, Berman and Owens, among others. Defendants Tannenbaum and Petrocelli certified

that the financial statements in the 2014 Form 10-K were true and accurate in all material

respects and that the Company had effective internal controls over financial reporting. The 2014

Form 10-K also contained statements about FSC's investment objective, "conservative"

investment practices with "strong protections" and a "rigorous" and "disciplined" underwriting

approach designed to minimize investment losses, as well as FSAM's commitment to working in

FSC's best interests, satisfying its fiduciary obligations and mitigating conflicts of interests that

were identical.

89.   FSC also hosted a December 1, 2014 conference call with analysts and investors

to discuss the Company's financial results for fiscal 2014. Defendants Tannenbaum, Owens,

Petrocelli and Dimitrov participated on the call. Defendant Tannenbaum characterized the recent

FSAM IPO "as favorable for FSC shareholders became of the additional transparency and public

capitalization at the asset manager level." Defendant Owens, the Company's newly announced

Co-President, stated that FSC would continue to improve its net investment income as the

"underlying business trends and credit quality of the portfolio remained strong," and the

Company expected "continued success" of several business initiatives accretive to earnings:

> ***Through our direct originations efforts and disciplined investing process
> we have constructed a diversified portfolio with varied and long-term sources of
> financing.*** Investments in our portfolio are spread across 40 industries and we
> have minimal exposure to the energy sector. ***The underlying business trends and
> credit quality of the portfolio remained strong during the quarter with only one
> investment continuing on non-accrual.***

> Additionally, ***during the September quarter we increased the capacity on
> FSC's balance sheet to fund loans with attractive risk-adjusted returns*** raising
> $130 million in July through an equity offering and $8 million through our ATM
> program.

During the conference call, Defendant Petrocelli further stated the Company was "conservatively

positioned relative to [its] peers" with high quality earnings and highlighted the Company's

recent dividend increase. He further stated:

> ***Net PIK, PIK accruals recorded in excess of PIK payments received which
> is a key indicator of earnings quality, was low at $5.2 million for the quarter, or
> 6.9% of total investment income. . . .***

> ***. . . The credit profile of the investment portfolio continues to be strong as
> 99.7% of the portfolio at fair value was ranked in the highest one and two
> categories.*** …

> ***We believe we are conservatively positioned relative to our peers*** with over
> 94% of the portfolio by fair value consisting of debt investments, 79.0% of the
> portfolio invested in senior secured loans, 70% of the debt portfolio consisting of
> floating-rate securities and no CLO equity at quarter end. …

> As of September 30, 2014, the JV had $186 million of assets including
> investments in 18 portfolio companies and ***has a strong pipeline of attractive
> investment opportunities***. In connection with the recent upsizing of the equity
> commitment to the JV from $ 100 million to $200 million, we are now working to
> increase the Deutsche Bank credit facility in the first quarter of 2015.

> ***As recently announced, our Board of Directors declared a monthly dividend***

of $0.0917 per share through January 2015. Our dividend represents a $1.10 annualized run rate and over a 12% yield on the current stock price.

90.   Later in the call, Defendant Petrocelli stated that FSC had sold more than $100 million of its investment assets to SLF JV 1 during the quarter.

91.   The statements above were materially false and misleading at the time they were made, and omitted material information required to be disclosed, because they failed to disclose the following adverse information that was known to defendants or recklessly disregarded by them:

(a)   that the Company had artificially inflated the fair value of its investments, including tens of millions of dollars of its investments that were at risk of default or had already failed to meet their obligations under their loan terms, including the Company's total investments as of September 30, 2014 in Phoenix (valued at $36.7 million at quarter end), TransTrade (valued at $11.1 million at quarter end) and JTC (valued at $14.5 million at quarter end);

(b)   that the Company had understated the number of loans performing below expectations and/or in non-accrual;

(c)   that the Company had overstated its net investment income for the quarter by as much as $2.2 million, and thus had failed to cover its dividend payments by more than the approximately $0.01 shortfall represented to investors;

(d)   that FSC's net investment income could not cover the 10% dividend increase and that the dividend increase had no reasonable basis;

(e)   that FSC was not structuring conservative debt investments subject to rigorous due diligence and strong creditor protections, but was in the process of rapidly expanding its investment portfolio through leverage into speculative, high-risk investments and delaying writing down impaired investments; and

(f)   that FSAM was not investing in FSC's "best interests" or in accord with its fiduciary duties to the Company, but in order to enrich its principals at the Company's expense contrary to FSC's stated investment objective.

92.   On January 8, 2015, FSC issued its January 2015 newsletter, headlined *"Fundamentals Strong Despite Markets Volatility,"* which was also filed on Form 8-K (the "January 2015 Newsletter"). The newsletter stated that despite "capital markets volatility," the Company's "middle market lending environment remains relatively healthy and somewhat insulated from trends in the broadly syndicated lending market," including because it had "limited ... exposure to the energy sector as well as other cyclical sectors" causing the volatility. The Newsletter continued by stating that FSC had "generated over $675 million in gross originations and $350 million of net originations" during the quarter, "which surpassed our expectations." In addition, the Newsletter stated that the "pipeline of potential capital markets transactions continues to increase," which "could potentially lead to higher velocity in the portfolio, incremental fee income and enhanced yields on certain investments, while enabling us to manage portfolio diversification and liquidity more effectively." Finally, the newsletter stated that strategic partnerships such as SLF JV 1 were "[beginning to [a]ccrete to [e]arnings," signaled "a vote of confidence in Fifth Street's origination platform, underwriting and portfolio management expertise," and would "represent an important driver of earnings" at FSC going forward.

93.   The statements above were materially false and misleading at the time they were made, and omitted material information required to be disclosed, because they failed to disclose adverse information that was known to defendants or recklessly disregarded by them. ***Indeed, during the quarter ended December 31, 2014, the Company had placed $105 million of its***

investments (at cost) on non-accrual status, written down millions of dollars' worth of poor

performing assets, and suffered an EPS loss of $0.20 per share, while its net investment

income had actually decreased from the prior quarter.

94.   In addition, the January 2015 Newsletter falsely stated that net originations were

$350 million for the quarter, when net originations were only $311 million.

95.   On January 22, 2015, FSAM issued press releases announcing a number of

executive management appointments in connection with the FSAM IPO. The releases stated that

Tannenbaum would serve as the Co-President and CEO of FSAM; Berman would serve as

FSAM's Co-President and CCO; Dimitrov would serve as FSAM's CIO; Frank would serve as

its COO and CFO; and Owens would serve as its Co-President. The releases further disclosed

that Owens would be replacing Tannenbaum as the CEO of FSC, and Dimitrov would henceforth

serve as the FSC's CIO and President.

The Truth Comes To Light

96.   On February 9, 2015, FSC finally disclosed information that made clear the

Company's prior misstatements and omissions, as well as its true operating and financial

condition. That day, before the market opened, FSC issued a press release announcing its results

for the first fiscal quarter ended December 31, 2014, which were also filed on a Form 10-Q.

FSC revealed that it had recorded $62 million in depreciation on its debt and equity

investments during the quarter, while its quarterly net realized losses exceeded $17.6 million.

The Company also revealed that *four investments, which included TransTrade, Phoenix and*

JTC, had all been placed on non-accrual status during the quarter and that a fifth would

likely be placed on non-accrual the subsequent quarter. These five investments totaled $122.8

million at cost, *or nearly 5% of the Company's entire debt portfolio*. As a further indication of

the rapid deterioration in the quality of the Company's portfolio, FSC stated its total assets had increased to $2.9 billion at quarter end, which represented a more than 20% increase compared to the total assets at the end of the corresponding quarter the prior fiscal year, yet its net investment income had *decreased* by 3% compared to that quarter. ***The Company's reported $0.23 in net investment income per share fell short of covering its $0.28 per share quarterly dividend and FSC was forced to record an EPS loss of $0.20***. And, given the Company's actual operating and financial results, ***FSC stated that it would pay no dividend at all for February 2015, and would slash future dividends by 30% in subsequent months*** as part of a more "conservative" dividend policy.

97.   That same day, FSC hosted a conference call to discuss the disappointing earnings results. Defendant Owens revealed on the call that SLF JV 1 and other purported initiatives had not generated the investment income investors had been led to expect. He also disclosed that FSC's net originations were only $311 million for the quarter, not $350 million as previously stated. One analyst questioned FSC's ability to originate new investment going forward given that FSC's debt-to-equity ratio was then pushing above the high end of its pre-announced target range. This same analyst later expressed "surprise[]" to see all of FSC's "unrealized and realized losses, both in magnitude and number of investments." Another analyst stated that it "does not make sense" to have "a fee structure that allows the manager to be paid more annually despite net share declines and dividend declines" to shareholders. Yet another analyst asked for help in understanding "what has changed in the financial planning or in the environment over the last six months to now decrease the dividend" *given that FSC had just increased the core dividend in August*. Another analyst questioned how FSC could present its first lien investments as safe and conservative, when they had resulted in two non-accruals during the quarter.

98.   With the disclosures, the price of FSC common stock fell by nearly 15%, closing

on February 9, 2015, at $7.22 per share from the previous trading day's close of $8.49 (a $1.27

per share decline), on volume of 10.9 million shares. Analysts slashed price targets and several

downgraded the stock following the announcement. An analyst at Gilford Securities published a

report on February 12, 2015, summarizing the reaction of the market:

> Not only was there a significant miss in terms of Nil per share, but there was also
> another dividend cut, six months after a suspicious dividend increase. ***FSC***
> ***Management has forfeited virtually all credibility and it will take, in our***
> ***opinion,***
> ***at least a year of improved operating results to regain any semblance of***
> ***credibility***.

A later analyst report by Wells Fargo noted that the write-downs and credit quality issues at FSC

had occurred during a "benign credit environment," which indicated "poor underwriting"

specific to FSC across its portfolio and "more than an idiosyncratic credit issue and point to

potentially more losses down the road."

99.   On February 15, 2015, *The Motley Fool* published an article entitled "These High-

Yield Stocks Make Their Managers Rich," which described the enormous amount of fees FSC

had paid and was continuing to pay to FSAM, despite its abysmal performance:

> As high-yield business development companies report earnings, fees are
> taking center stage. Many BDCs are slashing their distributions to shareholders,
> even as they pay more and more money to their management teams. …

> Let's use Fifth Street Finance as an example. You can buy its shares for
> roughly $7.06 at the time of writing, a big discount to its per-share book value of
> $9.17.

> That seems like an excellent deal, until you look at how much money is
> actually working for you. If you multiply the percentage of total investment
> income that becomes profits (46.1%) by the current net asset value ($9.17), you
> find that only about $4.23 of net assets per share are at risk to produce returns for
> shareholders. The remaining assets are at risk to pay the bills - the management
> team and the direct expenses of keeping its doors open.

You could say that investors are paying $7.06 per share for the value created by just $4.23 in book value.

In effect, the external manager owns three-tenths of the economic value created by Fifth Street Finance without putting a single dollar of its own capital at risk. Management fees tallied to a whopping $22.76 million last quarter alone. Shareholders, who bear all the risk, collectively enjoyed net investment income of $35.17 million.

Is that fair? Well, that's up to you to decide. But I think that if you are responsible for 100% of the risk and receive less than half of the proceeds, you might be getting a very raw deal, indeed.

100.   On February 23, 2015, Fitch Ratings Inc. announced that it was downgrading FSC

to BB+ from BBB- on a negative outlook and opined that FSC had downplayed the true extent of

its leverage. The release also stated that the increased leverage had come at a time when FSC

was shifting into riskier assets while its inconsistent dividend policy had likely cost it "credibility

with equity investors." The release stated in pertinent part:

The rating downgrade reflects FSC's higher leverage levels, combined with increased portfolio risk, an inconsistent dividend policy, material portfolio growth in a very competitive underwriting environment, asset quality deterioration, and weaker operating performance.

During 2014, FSC increased the upper-bound of its long-term leverage target from 0.7 times (x) to 0.8x, excluding SBA debt, which is exempt from regulatory asset coverage calculations, but is included in Fitch's assessment of FSC's leverage. Including SBA debt in FSC's leverage calculation translates to total leverage tolerance of 0.96x. Fitch views the increased leverage target as aggressive, particularly given the portfolio shift into second lien securities and increased use of leveraged off-balance sheet vehicles, including the senior loan fund (SLF) and Healthcare Finance Group LLC (HFG).

Furthermore, regulatory leverage exceeded the company's new limit in three of the last four quarters, and amounted to 0.83x at Dec. 31, 2014, or 0.99x including SBA debt. This compares to 0.61 x average leverage for investment grade-rated peers as of Sept. 30, 2014.

On Feb. 20, 2015, FSC's stock was trading at a 21.3% discount to net asset value, which is likely to restrict the firm from accessing the equity markets for some time. As a result, cash generated from portfolio repayments and sales

will be needed to reduce leverage, which could constrain FSC's ability to take advantage of investment opportunities, relative to the peer group.

The increased leverage target comes as FSC's investment portfolio has gradually shifted into riskier assets, in Fitch's view. …

101.   On February 25, 2015, *The Motley Fool* published an article entitled "Fifth Street Finance Corp. Gets Slapped With a Downgrade From Fitch," which discussed the downgrade as well as FSC's "huge credibility problem[s]." The article stated in part:

On credibility with investors

Fifth Street's inconsistent dividend policy is costing it valuable reputational capital. Dividends were cut to start 2014, only to be raised in the summer of 2014, despite an inability to cover the new rate with earnings. *Of course, the dividend increase in July 2014 proved to be pie in the sky, so the dividend was lowered when it reported earnings for the fourth calendar quarter.*

We also shouldn't forget that in the fall of 2014, shareholders of another Fifth Street-managed fund were beaten over the head with a huge dilutive stock sale, all to make the asset manager a little more money. These actions have snowballed into a huge credibility problem.

Suffice it to say, Fifth Street hasn't been a very good steward of shareholder confidence. Fitch cited it as another reason for a downgrade: "The inconsistent dividend policy speaks to poor financial planning and has likely cost the firm some credibility with equity investors; an important source of growth capital."

Unlike the ratings agencies, I don't have to avoid offending anyone with careful language. Here's what Fitch really means: *It's hard to believe that Fifth Street Finance shares will trade back to net asset value, which would allow it to grow, given its poor treatment of shareholders in recent history.*

102.   On February 27, 2015, *BuySellSignals* published an analyst report stating that FSC had fallen 11% for the month of February, while peer companies had increased by nearly 3% during this time frame. The report stated that FSC had "the biggest decline in the Finance/Investment funds/management sector" for the month. That same day, an analyst at Wells Fargo published a report stating that corporate governance issues had eroded investor confidence in the Company, noting that "shareholder concerns over the fee structure and incentive alignment

as incentive fees have grown despite historic dividend reductions and reductions in shareholder

value." The analyst report found: "*Over the last 2 years, FSC's dividend is down 37% (on the*

newly cut dividend), NAV is down 7%, yet management fees are up 56%."

103.   On April 16, 2015, *Bloomberg Business* published an article entitled

"Tannenbaum's Fifth Street Funds Yield 10% by Lending Alongside Private Equity." The article

described how Defendant Tannenbaum had set up FSC as a "mousetrap" designed '"to make

money'" for himself. The article also described how Defendant Tannenbaum had purposefully

used complexity to obscure the true value of FSC's investment portfolio from investors and the

market, and how he had used insider knowledge of asset write-downs at FSC in order to short

BDCs holding those same assets to profit his privately held hedge fund. The article stated in

pertinent part:

> When Leonard Tannenbaum set up shop in the basement of an office
> building in Mount Kisco, New York, his plan for his one-man investing business
> was about as basic as you can get. **"Early on, the idea was to make money,"**
> **Tannenbaum says.   "How do I make money? How do I get an edge?"**
>
> It was 1998, and he was 27 years old, a Wharton MBA with two years as
> an analyst at Merrill Lynch and a couple of stints at fund firms, *Bloomberg*
> *Markets* reports in its May issue. He even sublet out half of the 800-square-foot
> (74-square-meter) space. **Tannenbaum asked himself: "Is there a better**
> **mousetrap to develop?"**
>
> **The mousetrap Tannenbaum built almost made him a billionaire last**
> **year. When the initial public offering of Fifth Street Asset Management was**
> **being marketed at $24 to $26 a share, Tannenbaum's stake in the company**
> **would have been worth more than $1 billion at the upper end of the initial**
> **range.**
>
> Amid market turbulence in October, though, the stock sale was pulled.
> Refiled, the offering priced at $17, and shares began trading on Oct. 30. "We got
> two-thirds of the way there," Tannenbaum, 43, says. On April 16, the stock traded
> at $11.09, making his 40.2 million Class B shares worth $446 million.
>
> Now headquartered in a 120,000-square-foot, light-filled building in
> Greenwich, Connecticut, Fifth Street manages more than $6 billion altogether. Its

42

vehicles include a $70 million long-short credit hedge fund, a private senior loan fund, and a $309 million collateralized loan obligation. Most of the firm's assets, though, are in two publicly traded business development companies: Fifth Street Finance Corp. and Fifth Street Senior Floating Rate Corp. …

Tannenbaum says he realized early on that he could get an edge by investing alongside private equity firms because they essentially provide a credit enhancement. To raise a new fund, sponsors typically want to avoid a big loss in the previous vehicle. "So there's a willingness and ability of a private equity firm to re-up at a problem," he says.

Tannenbaum says that the complexity and sheer number of investments make it unlikely that busy Wall Street analysts - let alone retail investors – can analyze all of a BDC's holdings. That provides another opportunity for an edge, he says. "Knowing your industry, knowing your assets, knowing what's going on in the middle market —you can take advantage of that," he says.

That's what Tannenbaum did recently in the firm's hedge fund, he says. Started two years ago, Fifth Street Opportunities Fund gained 11.3 percent in 2013 and 9.6 percent in 2014, according to a fund letter obtained by Bloomberg.

When FSC wrote down an investment to 40 percent of face value in February, Tannenbaum knew that a couple of other BDCs had pieces of the same loan still carried at higher values, he says. "So there's your edge: In the hedge fund, I can trade those things knowing how retail is going to respond to them," Tannenbaum says. "We took advantage of it by shorting some of our competitors."

104.   On May 11, 2015, FSC issued a press release announcing its results for the second fiscal quarter ended March 31, 2015. The results show that FSC's investment income and business fundamentals had continued to deteriorate. FSC reported net investment income of $29.5 million, or $0.19 per share, a decrease of 16% from the prior quarter and a decrease of more than 25% as compared to the quarter leading up to the FSAM IPO, and diluted EPS of ($0.17). In addition, FSC's quarterly fee income fell from $17.9 million the prior quarter to $5.7 million.

105.   On the conference call to discuss the quarterly results, one analyst provided the following blunt assessment of FSC's failure to offer a favorable return to shareholders:

But the income as a shareholder just hasn't been there - there's no two ways about it. It just hasn't been there. The growth has not translated to shareholder value. More senior assets has not translated to more income because of the high fees. …

And first of all, why with [sic] the shareholder allow you to grow, i.e. put your stock price above book value given the past performance? It's kind of a chicken and the egg. You have to do something for the shareholder to ever be allowed to grow in my opinion. *And yet there is not going to be in the shareholder benefit, only on incremental growth. So how does the Board view that? How do you view that? There's no benefit for the shareholder in changing the fees on incremental growth?*

106.   A June 30, 2015 analyst report by Cantor Fitzgerald noted that FSC had the weakest credit quality among its peers covered, with a non-performing loan ratio of 4% on a cost basis compared to 1.2% among its peer group.

107.   On July 10, 2015, FSC announced that Defendant Petrocelli would be replaced as the Company's CFO, after serving in the position for less than one year.

108.   As the decline in FSC's investment income and loan underperformance has been revealed to the market, the price of FSAM shares has suffered in kind. FSAM has also been forced to waive certain of FSC's advisory fees in light of the Company's plight. On August 27, 2015, the price of FSAM shares closed at $8.24 per share, more than 50% below the FSAM IPO price of $17 per share. If Defendants had conducted the FSAM IPO at this share price, after the truth had been revealed to the market, they would have only received $49.4 million in gross proceeds, more than $50 million less than they actually received by concealing the adverse facts alleged herein.

LOSS CAUSATION

109.   During the Class Period, as detailed herein, Defendants made false and misleading statements and engaged in a scheme to deceive the market and a course of conduct that artificially inflated the prices of FSC common stock and operated as a fraud or deceit on

purchasers of FSC common stock during the Class Period. Later, when Defendants' prior

misrepresentations and fraudulent conduct became apparent to the market, the price of FSC

common stock fell precipitously, as the prior artificial inflation came out of the price. The 15%

drop on February 9, 2015, when the truth was revealed about Defendants' prior misstatements

and omissions, evidences that the losses incurred by Plaintiff and the Class were proximately

caused by the false and misleading statements and omissions. As a result of their purchases of

FSC common stock during the Class Period, Plaintiff and other members of the Class suffered

economic loss, *i.e.,* damages, under the federal securities laws.

NO SAFE HARBOR

110.   FSC's verbal "Safe Harbor" warnings accompanying its oral forward-looking

statements ("FLS") issued during the Class Period were ineffective to shield those statements

from liability.

111.   The Defendants are also liable for any false or misleading FLS pleaded because,

at the time each FLS was made, the speaker knew the FLS was false or misleading and the FLS

was authorized and/or approved by an executive officer of Fifth Street who knew that the FLS

was false. None of the historic or present tense statements made by Defendants were

assumptions underlying or relating to any plan, projection or statement of future economic

performance, as they were not stated to be such assumptions underlying or relating to any

projection or statement of future economic performance when made, nor were any of the

projections or forecasts made by Defendants expressly related to or stated to be dependent on

those historic or present tense statements when made. In addition, for any FLS pleaded

Defendants lacked a reasonable basis to make the statement, and failed to disclose the facts as

specified herein needed to be disclosed so as to render the statements not misleading.

COUNT I

For Violation of §10(b) of the 1934 Act and Rule 10b-5
Against All Defendants

112.   Plaintiff hereby incorporates by reference ¶¶1-111 as if fully re-alleged.

113.   During the Class Period, Defendants disseminated or approved the false

statements specified above, which they knew or deliberately disregarded were misleading in that

they contained misrepresentations and failed to disclose material facts necessary in order to make

the statements made, in light of the circumstances under which they were made, not misleading.

114.   Defendants violated § 10(b) of the 1934 Act and Rule 10b-5 in that they:

(a)   employed devices, schemes and artifices to defraud;

(b)   made untrue statements of material facts or omitted to state material facts

necessary in order to make the statements made, in light of the circumstances under which they

were made, not misleading; or

(c)   engaged in acts, practices, and a course of business that operated as a

fraud or deceit upon plaintiff and others similarly situated in connection with their purchases of

FSC common stock during the Class Period.

115.   Plaintiff and the Class have suffered damages in that, in reliance on the integrity

of the market, they paid artificially inflated prices for FSC common stock. Plaintiff and the Class

would not have purchased FSC common stock at the prices they paid, or at all, if they had been

aware that the market price had been artificially and falsely inflated by Defendants' misleading

statements.

COUNT II

For Violation of §20(a) of the 1934 Act
Against All Defendants

116.   Plaintiff hereby incorporates by reference ¶¶1-115 as if fully re-alleged.

117.   The Individual Defendants and FSAM acted as controlling persons of FSC within the meaning of §20(a) of the 1934 Act. By virtue of their positions with the Company, and ownership of FSC common stock, the Individual Defendants and FSAM had the power and authority to cause FSC to engage in the wrongful conduct complained of herein. FSC controlled the Individual Defendants and all of its employees. By reason of such conduct, each of the Defendants is liable pursuant to §20(a) of the 1934 Act.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment as follows:

A.   Determining that this action is a proper class action, designating Plaintiff as a Lead Plaintiff and certifying Plaintiff as a Class representative under Rule 23 of the Federal Rules of Civil Procedure;

B.   Awarding Plaintiff and the members of the Class damages, including interest;

C.   Awarding Plaintiffs reasonable costs and attorneys' fees; and

D.   Awarding such equitable/injunctive or other relief as the Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

THE PLAINTIFF

By: /s/ David A. Slossberg_____
David A. Slossberg [ct13116]
David C. Shufrin [ct29230]
Hurwitz, Sagarin, Slossberg & Knuff, LLC
147 North Broad Street
P.O. Box 112
Milford, CT 06460
Tel: (203) 877-8000/Fax: (203) 878-9800
DSlossberg@hssklaw.com
DShufrin@hssklaw.com

Of Counsel

BARRACK RODOS & BACINE
Robert A. Hoffman
3300 Two Commerce Square
2001 Market Street
Philadelphia, PA 19103
(215) 963-0600

and

Stephen R. Basser
Samuel M. Ward
600 West Broadway, Suite 900
San Diego, CA 92101
 (619) 230-0800

and

EMERSON SCOTT LLP
John G. Emerson
830 Apollo Lane
Houston, TX 77058
(281) 488-8854

and

David G. Scott
1301 Scott Street
Little Rock, AR 72202
(501) 907-2555